EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes	$31,607	$31,429	$43,139	$34,576	$32,945
Fixed Charges (as below)	29,066	29,470	29,943	30,404	29,928
Total Earnings	$60,673	$60,899	$73,082	$64,980	$62,873

FIXED CHARGES
Interest Expense	$27,361	$26,836	$28,620	$29,470	$29,071
Credit for Allowance for Borrowed Funds Used During Construction	505	1,634	723	234	257
Estimated Interest Element in Lease Rentals	1,200	1,000	600	700	600
Total Fixed Charges	$29,066	$29,470	$29,943	$30,404	$29,928

Ratio of Earnings to Fixed Charges	2.08	2.06	2.44	2.13	2.10